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EXHIBIT 6.4
                                 PROMISSORY NOTE

February 10, 1999             Los Angeles, California                 $2,000,000



     For value received, the undersigned, TOTAL FILM GROUP, INC., 9107 Wilshire Boulevard, Suite 475, Beverly Hills, California 90210 ("MAKER") promises to pay to the order of THE ORBITER FUND, LTD., 980 Post Road East, Westport, Connecticut 06880 ("PAYEE") the sum of $2,000,000 plus interest at the rate of 13.5% per year payable quarterly, beginning three months following the date first set forth above and continuing on the same date of each third month thereafter, the sum of $375,000 plus interest accrued to such date, up to and including one year following the date of this note, at which time the balance of principal and accrued interest shall be due and payable. This note may be prepaid in full or in part anytime without penalty. This note is also subject to the terms of that certain letter agreement dated February 8, 1999 and supplement dated February 12, 1999.

     If the undersigned fails to make any payment due hereunder within five days following receipt of written notice, payee shall have the right to take all the action necessary to collect said payment. In such event, the undersigned agrees to pay all reasonable costs of such collection, including, without limitation reasonable attorney's fees. The undersigned waives presentment, demand, protest and all notices thereto.



                                       TOTAL FILM GROUP, INC.

                                       By: /s/ Gerald Green, President